EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 24, 2006

TSX Venture Exchange: EMR
OTC Bulletin Board:  EGMCF
U.S. 20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

EMGOLD MINING CORPORATION APPOINTS FINANCIAL ADVISOR

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce the engagement of M Partners as financial advisor to the Company.  M Partners is a member of the Investment Dealer Association, a participating member of the Toronto Stock Exchange, the TSX Venture Exchange and the Canadian Investor Protection Fund.

M Partners is a full service investment dealer based in Toronto, Ontario, with extensive experience in the capital markets.  The firm provides a wide range of financial services including debt and equity offerings, merger and acquisition advisory, as well as the implementation of creative strategies designed to maximize shareholder value.

Going forward, M Partners will advise and assist Emgold in raising the capital necessary to obtain a conditional mine use permit for the Idaho-Maryland Gold Mine located in Grass Valley, California.  The mine plan includes the   possible staged development of a combined gold mining and ceramics manufacturing facility.  In addition, M Partners will review and advise on strategies to finance, form joint ventures and possibly spin out Emgold’s wholly owned subsidiary, Golden Bear Ceramics Corporation, which holds the world wide rights to the Ceramext™ technology designed to convert a wide range of waste materials to 100% environmentally friendly (“green ”) stone and ceramic building products.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.